FOLEY & LARDNER LLP ATTORNEYS AT LAW

January 25, 2007	111 HUNTINGTON AVENUE BOSTON, MASSACHUSETTS 02199 617.342.4000 TEL 617.342.4001 FAX www.foley.com

ggarai@foley.com EMAIL

CLIENT/MATTER NUMBER 346715/0105
CONFIDENTIAL SUBMISSION
VIA OVERNIGHT DELIVERY
Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Molecular Insight Pharmaceuticals, Inc. Amendment No. 5 to Registration Statement on Form S-1 File Number 333-129570
Dear Mr. Riedler:
     On behalf of Molecular Insight Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 5 (“Amendment No. 5”) to the Form S-1 Registration Statement that the Company filed on November 8, 2005 (the “Registration Statement”), as amended by Amendment No. 1 thereto that the Company filed on January 19, 2006 (“Amendment No. 1”), Amendment No. 2 thereto that the Company filed on December 8, 2006 (“Amendment No. 2”), Amendment No. 3 thereto that the Company filed on January 3, 2007 (“Amendment No. 3”), and Amendment No. 4 thereto that the Company filed on January 22, 2007 (“Amendment No. 4”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 5, as well as three blacklined copies of Amendment No. 5 showing the changes that were made to Amendment No. 4.
     The following are the Company’s responses to the Staff’s letter of January 24, 2007 containing the Staff’s comments. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 25, 2007

License and Technology Transfer Agreement with Mallinckrodt, Inc., page 52
1.	Please revise the description of the agreement to quantify the upfront payment you are obligated to pay under the agreement. Similarly, revise the description of the agreement on page 73.

Response

In response to the Staff’s comments, the Company has revised the filing by providing the amount of the upfront payment with respect to the License and Technology Transfer Agreement with Mallinckrodt, Inc. on pages 52 and 73.
License Agreement with Bayer Schering Pharma Aktiengesellschaft, page 52
2.	Please revise the description of the agreement to quantify the upfront payment. Similarly, revise the description of the agreement on page 73.

Response

In response to the Staff’s comments, the Company has revised the filing by providing the amount of the upfront payment with respect to the License Agreement with Bayer Schering Pharma Aktiengesellschaft on pages 52 and 73.
Solazed, page 64
3. Please revise the disclosure on page 64 to include the sources for the following statements:
•	“Melanin is over-expressed in approximately 40% of melanoma tumors.”

•	“The incidence of malignant melanoma is growing faster than any other cancer in the United States, with an estimated 62,000 people diagnosed annually.”

•	“Globally, there are approximately 105,000 new cases per year with 33,000 annual deaths caused by melanoma of the skin.”

•	“Patients with malignant metastatic melanoma typically have a four to six month life expectancy.”

•	“There are approximately 7,500 advanced stage melanoma patients with melanin positive tumors in the United States.”

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 25, 2007

     Response
In response to the Staff’s comments, the Company has revised the filing by deleting the following statements on page 64:
•	“Melanin is over-expressed in approximately 40% of melanoma tumors.”

•	“Globally, there are approximately 105,000 new cases per year with 33,000 annual deaths caused by melanoma of the skin.”

•	“Patients with malignant metastatic melanoma typically have a four to six month life expectancy.”

•	“There are approximately 7,500 advanced stage melanoma patients with melanin positive tumors in the United States.”
The Company has revised the sentence on page 64 that reads “The incidence of malignant melanoma is growing faster than any other cancer in the United States, with an estimated 62,000 people diagnosed annually” with the following new sentence:
•	“The American Cancer Society estimates that about 59,940 new melanomas will be diagnosed in the United States during 2007.”
* * * *
     Please contact me or David W. Kantaros, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.
Very truly yours,
/s/ Gabor Garai

cc:	David S. Barlow, Chairman David W. Kantaros, Esq. David K. Boston, Esq.